Exhibit 99.1

Franco-Nevada to Acquire a Silver Stream on the Antamina mine from Teck for US$610 million

TORONTO, October 7, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) has agreed to acquire a silver stream on production from the Antamina mine (“Antamina”) in Peru from Teck Resources Limited (“Teck”). Teck owns a 22.50% interest in Compania Miñera Antamina S.A. (“CMA”), the Antamina joint venture company, along with partners BHP Billiton Plc (33.75%), Glencore Plc (33.75%) and Mitsubishi Corporation (10.00%).

“Franco-Nevada is pleased to partner with Teck on the Antamina mine to create our first pure silver stream,” said David Harquail, President and CEO of Franco-Nevada. “This further strengthens and diversifies our portfolio with a proven, long-life, high-margin asset that will be immediately accretive.  This investment provides our shareholders with metal price optionality over multiple cycles and potential further exploration and expansion upside.”

Transaction Highlights

•      A cornerstone investment :  Antamina is an established mine that commenced operations in 2001. The mine is owned and operated by some of the largest and best regarded mining companies in the industry. The partners at Antamina have invested over US$6.5 billion to date in constructing and expanding the mine and its infrastructure.

•      A low-cost operation :  Antamina is the 8th largest copper mine in the world and is one of the lowest cost copper operations globally. The low-costs are facilitated by the high grade reserves and resources as well as the wholly owned mining infrastructure including a concentrate pipeline and port facilities.

•      First silver delivery expected in fourth quarter :  The effective date for the transaction is July 1, 2015 and Franco-Nevada is expected to receive 900,000 – 1,100,000 ounces of silver (12,300 – 15,000 GEOs [1]) in the fourth quarter 2015. Annual silver stream contributions are expected to average 2.8 - 3.2 million ounces going forward (38,200 – 43,600 GEOs [1]), with 2016 and 2017 silver deliveries expected to be above average. Based on current expectations, and assuming spot commodity prices, Antamina would increase Franco-Nevada’s GEOs and operating cash flow by approximately 13% and 18% respectively.

•      Antamina mine plan : The mine contains total Measured and Indicated resources (“M&I resources”) of 1.1 billion tonnes of ore and Inferred resources of 1.3 billion tonnes of ore [2]. Within the resource envelope, total reserves are 647 million tonnes of ore [2], which are currently constrained by tailings disposal capacity. CMA is currently considering options for storing additional tailings and alternative mine plans that could result in significant mine life extensions.  Current M&I resources are sufficient to support over 20 years of open pit mining. Historically, a high level of Inferred resources have converted to M&I resources and ultimately to reserves. With continued conversion and upgrading of resources, the project could support mining for 30 – 40 years.

•      Exploration and expansion potential :  Beyond the alternative mine plans currently being studied, there is resource expansion potential at depth which may be amenable to bulk underground mining. Additionally, Franco-Nevada remains exposed to any future throughput expansions as well as regional exploration potential (on existing CMA concessions) without further capital or funding commitments.

•      Deal structured in Canada :  All the parties to the agreement will be residents of Canada.

Terms of the Agreement

•      Franco-Nevada will make a one-time US$610 million advance payment to Teck upon closing of the transaction. Funding is expected to occur in early-October with first silver delivery to Franco-Nevada in fourth quarter 2015.

•      The stream will be based on all recovered silver from Teck’s attributable 22.50% interest in the Antamina mine, subject to a fixed silver payability of 90%.

•      Silver deliveries are scheduled for the 45th day after each calendar quarter end based on the previous quarter’s concentrate shipments.

•      Franco-Nevada will pay 5% of the spot silver price for each ounce of silver delivered under the stream.

•      The stream will reduce by one-third after 86 million ounces have been delivered under the stream agreement, estimated at current throughput to be approximately 30 years.

•      The stream will be funded by a wholly-owned, Canadian subsidiary of Franco-Nevada.

•      The obligation to deliver silver will be a joint and several obligation between Teck as well as a single-purpose, debt-free entity holding Teck’s direct interest in CMA.

•      Silver deliveries under the stream will be an absolute obligation of the joint sellers and are not contingent on the availability of cash flow from the project.

Antamina

Antamina is a well-established producing copper mine that has been in production since 2001 and is one of the lowest cost copper mines in the world. The deposit is a polymetallic skarn with associated regional porphyry mineralization. The mine has reserves of 647 million tonnes grading 0.94% copper, 0.98% zinc and 10.7 g/t silver and M&I resources (inclusive of reserves) of 1,136 million tonnes grading 0.89% copper, 0.82% zinc and 10.6 g/t silver. Inferred resources at the project are 1,280 million tonnes grading 0.84% copper, 0.66% zinc and 11.4 g/t silver.[2]

Beyond the known reserves and resources, Antamina hosts additional potential open-pit and bulk/selective underground targets. There is also regional exploration potential over a large, prospective land package greater than 700km2.

The mine is an open pit operation processing approximately 150,000 tonnes per day using conventional flotation, located in the Peruvian Andes 270 km north-east of Lima, at an elevation of approximately 4,000 meters. It employs over 3,000 people and is owned and operated by CMA.  In 2014, Antamina produced approximately 345,000 tonnes of copper, 211,000 tonnes of zinc, 3.1 million pounds of molybdenum and 12.0 million ounces of silver (with associated bismuth and lead).

Concentrates are pumped via a 302 km pipeline to the Huarmey Port on the Pacific Coastline (300 km north of Lima) for shipping through port facilities which are wholly owned and operated by CMA. Antamina produces separate copper, zinc, molybdenum and lead/bismuth concentrates, with silver predominantly contained within the copper concentrates, with additional silver contained with the lead-bismuth concentrate.

Cobre Panama Commitment and Available Capital

Franco-Nevada has finalized the terms of a replacement precious metals stream agreement for First Quantum’s Cobre Panama project. Under the terms of the revised agreement, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation will provide a US$1 billion deposit against future deliveries of the gold and silver from Cobre Panama. This deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of US$1 billion. Execution of the revised documentation is expected shortly and initial funding is expected to be completed during October. Based on this timing, initial funding by Franco-Nevada (Barbados) is expected to be US$330 million to US$340 million. The changes from the original agreement have largely addressed standardizing reporting arrangements and providing a mechanism for First Quantum to utilize Cobre Panama as collateral while still maintaining the Franco-Nevada (Barbados) security.

As of June 30, 2015, Franco-Nevada held over US$760 million of working capital and marketable securities including over US$610 million in cash and short-term investments and US$80 million of available-for-sale investments. Franco-Nevada plans to fund the transactions using a combination of cash on hand and partially drawing upon its US$750 million credit facility. Franco-Nevada does intend to exercise the US$250 million accordion available with its credit facility increasing it to US$1 billion.  Following the funding of the Antamina transaction and the initial funding of the revised Cobre Panama transaction, Franco-Nevada will have liquidity of approximately US$800 million between remaining cash on hand and its expanded credit facility.

Conference Call Information

Management will host a conference call this morning, October 7, 2015 at 8:00 a.m. Eastern Time to discuss the transaction.

Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until October 14, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 54886947.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

[1] — Gold Equivalent Ounces (GEOs) : GEOs include our gold, platinum, palladium, silver and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For the remainder of 2015, platinum, palladium and silver metals have been converted to GEOs using commodity prices of US$1,100/oz Au, US$1,000/oz Pt, US$600/oz Pd and US$15.00/oz Ag.

[2] - Antamina Mineral Reserves and Resources

Mineral Reserves as at December 31, 2014 (100% basis)

Classification	Ore, Mtonnes	Cu%	Zn%	Ag (g/t)	Contained Cu, ‘000t	Contained Zn, ‘000t	Contained Ag, Moz
Proven Sulphide Copper Ores	145	1.00	0.15	8.6	1,450	218	40.1
Proven Sulphide Copper Zinc Ores	65	1.07	2.24	17.1	696	1,456	35.7
Probable Sulphide Copper Ores	231	0.97	0.18	8.0	2,241	416	59.4
Probable Sulphide Copper Zinc Ores	206	0.83	2.06	13.1	1,710	4,244	86.8
Total Proven & Probable Sulphide Reserves	647	0.94	0.98	10.7	6,082	6,341	222.6

Mineral Resources (Inclusive of Mineral Reserves) as at December 31, 2014 (100% basis)

Classification	Ore, Mtonnes	Cu%	Zn%	Ag (g/t)	Contained Cu, ‘000t	Contained Zn, ‘000t	Contained Ag, Moz
Measured Sulphide Copper Ores	188	0.88	0.14	7.9	1,654	263	47.8
Measured Sulphide Copper Zinc Ores	86	0.95	1.95	16.0	817	1,677	44.2
Indicated Sulphide Copper Ores	514	0.89	0.16	8.3	4,575	822	137.2
Indicated Sulphide Copper Zinc Ores	348	0.87	1.89	14.3	3,028	6,577	160.0
Total Meas. & Indicated Sulphide Resources	1,136	0.89	0.82	10.6	10,110	9,315	387.2
Inferred Sulphide Copper Ores	770	0.80	0.10	9.0	6,160	770	222.8
Inferred Sulphide Copper Zinc Ores	510	0.90	1.50	15.0	4,590	7,650	246.0
Total Inferred Sulphide Resources	1,280	0.84	0.66	11.4	10,752	8,448	469.2

Notes:

(1)	Source: Glencore Statement of Resources & Reserves as at December 31, 2014. Mineral Resources and Reserves are estimated in accordance with the JORC Code.
(2)	Contained metals were calculated by Phil Wilson, CEng, Vice President, Technical of Franco-Nevada and a qualified person under National Instrument NI 43-101.
(3)	Columns and rows may not add up due to rounding.
(4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(5)	Zinc is not recovered from Copper Ores and molybdenum is not usually recovered from Copper-Zinc Ores or from Copper Ores with high bismuth.
(6)	Mineral Reserve cut-off grades are based on the following metal price assumptions (as disclosed in Teck’s Annual Information Form dated March 2, 2015):

Metal	Price Assumption
Copper (US$/lb)	2.77
Zinc (US$/lb)	0.88
Molybdenum (US$/lb)	11.81
Silver (US$/oz)	22.59

Phil Wilson, CEng, Vice President, Technical of Franco-Nevada and a qualified person under National Instrument NI 43-101 has approved the written disclosure in this press release on behalf of Franco-Nevada.

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the Antamina silver stream and its expected benefits. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have PFIC status; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets and risks relating to the Antamina silver stream acquisition and its completion.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material change to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE TO US INVESTORS REGARDING RESERVE AND RESOURCE REPORTING STANDARDS

The disclosure in this press release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).  For example, the terms “resources,” “measured resources”, “indicated resources” and “inferred resources” are used in this press release to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured resources, indicated resources or inferred resources in this press release is economically or legally mineable and will ever be classified as a reserve. Accordingly, information contained in this press release containing descriptions of the Antamina project may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.